JETOPTERA INC.

AUDITED FINANCIAL STATEMENTS FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

JETOPTERA INC.

Audited Financial Statements

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

CONTENTS OF REPORT

Lama Najib
Certified Public Accountant in
the United States of America
License 0033681
State of Colorado

PROCYON FINANCIAL LLC

24A Trolley Square #2289

Wilmington, DE 19806

INDEPENDENT ACCOUNTANTS' AUDIT REPORT

To the Members of JETOPTERA INC.,

144 Railroad Avenue, Suite 100

Edmonds, Washington 98020

I have audited the accompanying financial statements of JETOPTERA INC., which comprise the Balance Sheet as of December 31, 2020, and December 31, 2019, and the related Statements of Income, Changes in Members' Equity and Cash Flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. The audit was conducted in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement in the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Opinion

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of JETOPTERA INC. as of December 31, 2020, and December 31, 2019, and the results of its operations and cashflows for the years then ended in conformity with U.S. generally accepted accounting principles.


Colorado
08/06/2021

JETOPTERA INC.

BALANCE SHEET

AS OF DECEMBER 31, 2020, AND DECEMBER 31, 2019

		As of December 31, 2020	As of December 31, 2019
Assets			
Current assets:			
Cash and cash equivalents	$	720,939	57,163
Accounts receivable		29,927	-
Escrow account		-	125,000
Total current assets		**750,866**	**182,163**
Non-current assets:			
Fixed Assets:			
Computer Equipment		3,873	3,873
Less accumulated depreciation		(3,873)	(3,873)
Total Fixed Assets		-	-
Promissory notes		100,000	100,000
Intangible assets:			
Developments & Patents		1,147,389	1,139,185
Less accumulated amortization		(3,316)	(3,316)
Total intangible assets		1,144,073	1,135,869
Total non-current assets		**1,244,073**	**1,235,869**
Total Assets	$	**1,994,939**	**1,418,032**
Liabilities & Members' Equity			
Current liabilities:			
Credit Cards		36,822	48,617
Accounts payable	$	264,630	666,472
Total current liabilities		**301,452**	**715,089**
Non-current Liabilities:			
Convertible debt		4,502,986	2,500,000
Accrued Interest- Convertible debt		244,331	124,116
Total non-current liabilities		**4,747,317**	**2,624,116**
Total Liabilities:		**5,048,769**	**3,339,205**

The accompanying notes are an integral part of these financial statements.

JETOPTERA INC.

BALANCE SHEET

(Continued)

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

	As of December 31, 2020	As of December 31, 2019
Equity:		
Common stock, authorized 11,500,000 shares, 5,555,014 shares issued and outstanding, $ 0.0001 par value	556	556
Preferred stock, authorized 5,500,000 shares, 5,500,000 shares issued and outstanding, $ 0.0001 par value	550	550
Additional Paid-in Capital	3,036,338	3,036,338
Accumulated Profits (losses)	(4,958,617)	(3,215,717)
Net income (loss)	(1,132,657)	(1,742,900)
Total Equity:	**(3,053,830)**	**(1,921,173)**
Total Liabilities & Equity	**1,994,939**	**1,418,032**

The accompanying notes are an integral part of these financial statements.

JETOPTERA INC.

STATEMENT OF INCOME

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

		2020	2019
Revenue:			
Sales revenue	$	-	-
Income from reimbursements		39,591	-
Total revenues		39,591	-
Expenses:			
Salaries & Payroll taxes		416,316	403,080
Taxes		2,080	1,250
IT software & consumables		7,743	6,986
Insurance		47,396	34,835
Legal & Professional Services		274,038	523,781
Advertising & Marketing		18,582	16,556
Travel		29,388	59,347
Meals & Entertainment		3,839	6,380
Rent		36,076	33,585
Office supplies		4,138	1,374
Bank Charges & Fees		793	604
Interest expenses		371,709	103,950
Prototype expenses		95,922	536,523
Dues & Subscriptions		117	9,668
Miscellaneous expenses		5,811	3,305
Amortization		-	3,316
Total Expenses		**1,313,948**	**1,744,540**
Income from operations (loss)		**(1,274,357)**	**(1,744,540)**
Other Income (Expenses):			
SBA- Paycheck protection program loan		41,667	-
Income from Trade shows		100,000	-
Other Income		33	1,640
Total Other Income (expenses)		141,700	1,640
Net income (loss) for the year		**(1,132,657)**	**(1,742,900)**

The accompanying notes are an integral part of these financial statements.

JETOPTERA INC.

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

	Common stock	Amount	Preferred Stock	Amount	Additional Paid-in Capital	Accumulated Profits (losses)	Total
Balance at December 31, 2018	5,555,014	556	5,500,000	550	3,292,737	(3,215,717)	78,126
Issuance of common stock	-	-	-	-	-	-	-
Issuance of preferred stock	-	-	-	-	-	-	-
Additional Paid-in Capital	-	-	-	-	(256,399)	-	(256,399)
Net income (loss)	-	-	-	-	-	(1,742,900)	-
Balance at December 31, 2019	**5,555,014**	**556**	**5,500,000**	**550**	**3,036,338**	**(4,958,617)**	**(1,921,173)**
Issuance of common stock	-	-	-	-	-	-	-
Issuance of preferred stock	-	-	-	-	-	-	-
Additional Paid-in Capital	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	(1,132,657)	**(1,132,657)**
Balance at December 31, 2020	**5,555,014**	**556**	**5,500,000**	**550**	**3,036,338**	**(6,091,274)**	**(3,053,830)**

The accompanying notes are an integral part of these financial statements.

JETOPTERA INC.

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

		As of December 31, 2020	As of December 31, 2019
Cash flow From Operating Activities:			
Net loss	$	(1,132,657)	(1,742,900)
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
Amortization		-	3,316
Prior period adjustment		-	3,045
Changes in:			
Escrow Account		125,000	(25,000)
Accounts Receivable		(29,927)	
Credit Cards		(11,795)	41,281
Accounts Payable		(401,842)	598,062
Net cash provided (used) by operating activities		**(1,451,221)**	**(1,122,196)**
Cash flow From Investing Activities:			
Developments & Patents		(8,204)	(52,612)
Net cash provided (used) by investing activities		**(8,204)**	**(52,612)**
Cash flow from Financing Activities			
Issuance of Convertible debt		2,002,986	1,200,000
Accrued Interest- Convertible debt		120,215	92,678
Additional Paid-in Capital		-	(256,400)
Net cash provided (used) by financing activities		**2,123,201**	**1,036,278**
Increase (decrease) in Cash		**663,776**	**(138,530)**
Cash, beginning of year		57,163	195,693
Cash, end of year	$	**720,939**	**57,163**

The accompanying notes are an integral part of these financial statements.

JETOPTERA INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

About the Company & its Nature of operations

JETOPTERA INC. ('the Company'), is a Delaware Corporation formed on June 1st, 2015. The Company is a propulsion system, drone, and aerial mobility startup which aims to create a reality where aerial mobility is commonplace. The Company plans to license and sell its patented Fluidic Propulsive System, which is engineered to be used in vertical-take-off-and-landing (VTOL) applications, short-take-off-and-landing (STOL) applications, and integrated into wings for lift augmentation, to both the U.S. military and domestic and foreign commercial customers. As of the date of the report, the company had acquired 29 patents.

Going Concern Matters

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, Management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company currently operates in a pre-revenue stage, experiencing net losses in 2019 and 2020.

The following describes Management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. To address this concern, the company plans to raise additional funds through various means to continue operations. The Company's ability to meet its obligations as they become due is dependent upon the success of Management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through April 2022 (one year after the date that the financial statements were made available). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

JETOPTERA INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

Fiscal year

The Company operates on a December 31st year-end.

Summary of significant accounting policies:

Basis of accounting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the U.S.

Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has no developed products for commercialization and there can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentrations of Credit Risk

From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2020, and December 31, 2019.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Intangible Assets

Intangible assets are stated at their historical cost and amortized on a straight-line basis over their expected useful lives, which usually varies from 3 to 10 years and up to 20 years for patents. An adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. Intangible assets recognized on Company books include patents and corresponding legal expenses to secure the patents that the Company developed in prior years.

The Company evaluates the recoverability of intangible assets whenever events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. Such circumstances include but are not limited to the following: 1) a significant decrease in the market value of the asset, 2) a significant adverse change in the extent or manner in which an asset is used 3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the asset. The Company measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of the estimated future cash flows. The evaluation of asset impairment requires the Company to make assumptions about future cash

flows over the life of the asset being evaluated. These assumptions require significant judgement and actual results may differ from assumed and estimated amounts.

No impairment charges were made as of December 31, 2020, and December 31, 2019.

Convertible debt

In 2019 and 2020, the company issued a series of convertible notes for the purpose of funding continuing operations ("the Convertible Notes"). The notes accrue interest at the rate of 9% per annum. The entire principal amount of and, at the Company's option, accrued interest on these notes are convertible into shares of the Company's equity securities.

In 2019, holders of Convertible Notes with an aggregate original principal amount of $2,100,000 extended their maturity, capitalizing interest; in 2020 holders of Convertible Notes with an aggregate original principal amount of $1,550,000 extended their maturity, capitalizing interest. As of December 31, 2020, and December 31, 2019, accrued interest on these notes amounted to $244,331 and $124,116, respectively.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred, or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Expense Recognition

The Company recognizes and records expenses for services, supplies and other products as they are incurred and accrues those amounts which relate to payments that are yet to be paid to vendors as 'Accounts payable'.

Advertising & Marketing

Advertising and Marketing costs are expensed as incurred and consist of payments to various vendors for services/products to promote the Company.

Rent

The Company currently occupies office space under a non-cancellable operating lease. The lease expires in March 2023. Future minimum payments due are as follows:

2020-2021 - $2,900 per month

2021-2022 - $3,050 per month

2022-2023 - $3,200 per month

Income taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not"

that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2019 and 2020. Net operating losses will be carried forward to reduce taxable income in future years. Due to Management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise tax filing requirements in the State of Delaware.

SBA- Paycheck protection program grant

The U.S. Small Business Administration (SBA) launched the Paycheck Protection Program (PPP) during 2020 as a response to COVID-19 to help small businesses maintain payrolls and continue operations. The SBA PPP loan bears an interest rate of 1% and has a maturity of 2 years. The loan is potentially fully forgivable provided that it was used solely to cover eligible expenses. As of April 2, 2021, the SPA PPP loan of $41,667 was fully forgiven.

Equity

Under the articles of incorporation, the Company is authorized to issue Common Stock and Series A Preferred Stock. The total number of shares that the Company is authorized to issue is seventeen million (17,000,000) shares. The total number of shares of Common Stock authorized to be issued is eleven million five hundred thousand (11,500,000) shares at a par value $0.0001 per share. The total number of shares of Series A Preferred stock authorized to be issued is five million five hundred thousand (5,500,000) shares at a par value $0.0001 per share.

Common Stock

As of December 31, 2020, and December 31, 2019, the total number of shares of Common Stock issued and outstanding was 5,555,014 and 5,555,014, respectively.

Series A Preferred Stock

As of December 31, 2020, and December 31, 2019, the total number of shares of Preferred Stock issued and outstanding was 5,500,000 and 5,500,000 shares, respectively.

Each holder of shares of Series A Preferred Stock is entitled to receive dividends out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the Corporation) on the Common Stock of the Corporation, at the rate of $0.01416 per share (i.e., 6.0%) (as adjusted for stock splits, stock dividends, reclassification and the like) per annum on each outstanding share of Series A Preferred Stock, payable quarterly when, as and if declared by the Board of Directors of the Corporation. The dividends are not cumulative. After payment of such dividends, any additional dividends are distributed among the holders of Series A Preferred Stock and Common Stock pro rata based on the number of shares of Common Stock then held by each holder (assuming conversion of all such Series A Preferred Stock into Common Stock).

Equity Incentive plans

The Company's Board of Directors adopted a Stock Option and Purchase Plan during 2017 and Options granted under the Plan may be Incentive Stock Options or Non-statutory Stock Options. The plan continues in effect for a term of 10 years unless terminated at an earlier date according to the plan's provisions. The maximum aggregate number of shares that may be issued under the plan is 1,228,340 shares, of which a maximum of 1,228,340 shares can be issued under the plan

pursuant to Incentive Stock Options. The shares issued under the plan may be authorized, but unissued, or reacquired Shares and the term of each option cannot exceed 10 years from the date of the grant. If the Common Stock becomes a Listed Security and subject to certain provisions, the maximum aggregate number of shares that can be subject to awards granted to any one person under the plan for any fiscal year of the Company is 614,170 Shares, provided that such limitation is 1,228,340 shares during the fiscal year of any person's initial year of service with the Company.

The exercise price of each option is determined as follows:

- In the case of an Incentive Stock Option: If it is granted to an Employee who at the time of grant is a Ten Percent Holder, the per Share exercise price shall be no less than 110% of the Fair Market Value on the date of grant and if it is granted to any other Employee, the per Share exercise price shall be no less than 100% of the Fair Market Value on the date of grant.
- In the case of a Non-statutory Stock Option that is intended to qualify as performance-based compensation and is granted on or after the date on which the Common Stock becomes a Listed Security, the per Share exercise price shall be no less than 100% of the Fair Market Value on the date of grant.

As of December 31, 2020, and December 31, 2019, the total number of Incentive Stock Options granted under this plan was 122,840 and 122,840, respectively at an exercise price per share of $1.62.

As of December 31, 2020, and December 31, 2019, the total number of Non-statutory Stock Options granted under this plan was nil and nil, respectively.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense

ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Contingencies

No lawsuits have been filed against the Company. One suit has been threatened by Mike Bartlett of American Aerospace Engineering LLC. The Company regards this threatened suit to be frivolous and immaterial and according to Management, the Company will defend against it vigorously if filed.

Subsequent events

The Company evaluated subsequent events through March 31, 2021, the date on which the financial statements were available to be issued. There are no additional events that have occurred such that adjustments to the amounts or disclosures presented in the notes to the financial statements are warranted.